January 16, 2013

Anne Nguyen Parker

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             Registration Statement on Form S-3
Filed by ECA Marcellus Trust I and Energy Corporation of America
Filed December 12, 2012
File No. 333-185396-01, 333-185396

Registration Statement on Form S-4
Filed by ECA Marcellus Trust I and Energy Corporation of America
Filed December 12, 2012
File No. 333-185397, 333-185397-01

Dear Ms. Parker:

Set forth below are the responses of ECA Marcellus Trust I (“ECT”) and Energy Corporation of America (“ECA”, the “Company”, “we”, “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 8, 2013, with respect to the Registration Statement filed on Form S-3, File No. 333-185396, filed with the Commission on December 12, 2012 (the “S-3 Registration Statement”), and the Offer to Exchange Depository Units of Eastern American Natural Gas Trust filed on Form S-4, File No. 333-185397, filed with the Commission on December 12, 2012 (the “Offer” or “S-4 Registration Statement,” and together with the S-3 Registration Statement, the “Registration Statements”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to the S-3 Registration Statement unless otherwise specified. Capitalized terms not defined herein have the meanings set forth therefor in the S-3 Registration Statement.

United States Securities and Exchange Commission

January 16, 2013

General

1.                                      Please be advised that we will not be able to accelerate the effectiveness of your registration statements until you have cleared all comments, including comments on your registration statement on Form S-4 from our letter dated December 21, 2012.

RESPONSE:

We acknowledge the Staff’s comment and understand that you will not accelerate the effectiveness of our Registration Statements until we have cleared all comments, including the comments to our S-4 Registration Statement from your letter dated December 21, 2012.

Registration Statement on Form S-3

General

2.                                      We note the following:

•                                          The sponsor, Energy Corporation of America (ECA), transferred the royalty interests to ECA Marcellus Trust on June 30, 2010, the date that the Form S-1 for the trust’s IPO was declared effective;

•                                          You incorporate by reference to your Annual Report on Form 10-K for fiscal year ended December 31, 2011 so that there are fewer than three full years of audited financial statements for the trust in the registration statement on Form S-3; and

•                                          The trust’s initial Form S-1 included the financial statements of the underlying properties (related to the royalty interests transferred to the trust by the sponsor) for the three years ended June 30, 2009 (audited) and the nine months ended March 31, 2010 and 2009 (unaudited).

In light of this information, please provide us with your analysis of whether the trust should include in this Form S-3 the financial statements of the underlying properties until such time as there are, in the aggregate, three full years of audited financial statements for the trust and the underlying properties. In addition, please provide us with your analysis of this same issue as concerns the trust’s annual reports on Form 10-K.

Finally, if you were to provide the financial statements of the underlying properties, as discussed above, please also provide us your analysis of whether they should:

•                                          only be provided for the same audited and unaudited periods included in the IPO;

•                                          be updated through the quarter ended prior to the date the royalty interests were transferred to the trust; or

•                                          be updated on an audited basis through the date the royalty interests in those properties were transferred to the trust, similar to the financial statement requirements for a predecessor.

RESPONSE:

We acknowledge the Staff’s comment.  ECA transferred the royalty interests to ECT on July 7, 2010, effective as of April 1, 2010.  We acknowledge that we have incorporated by

United States Securities and Exchange Commission

January 16, 2013

reference ECT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “ECT 2011 10-K”) in the S-3 Registration Statement.  We also acknowledge that the ECT 2011 10-K contains Statements of Assets, Liabilities and Trust Corpus as of December 31, 2011 and December 31, 2010.  Additionally, the ECT 2011 10-K contains Statements of Distributable Income for the year ended December 31, 2011 and for the period from inception to December 31, 2010.  Finally, the ECT 2011 10-K includes Statements of Changes in Trust Corpus for the year ended December 31, 2011 and for the period from inception to December 31, 2010.

However, ECT’s Registration Statement on Form S-1 (the “ECT IPO Prospectus”) registering the initial public offering of ECT’s common units did not contain three years of audited financial statements for the underlying properties as well as the applicable unaudited interim period with comparison to the previous year, as sufficient history for these properties was not available at that time.  The ECT IPO Prospectus contained an audited statement of historical revenues and direct operating expenses for the year ended December 31, 2009 and an unaudited statement of revenues and direct operating expenses for the three months ended March 31, 2010.  ECT did not present any other financial statements for the underlying properties. At December 31, 2009, the Underlying Properties consisted of four producing natural gas wells.  The first of these wells began production on July 17, 2009, so there were no revenues or direct operating expenses attributable to production activity before that date.  We note that total gas sales in 2009 were only approximately $3.6 million for the properties given the limited number of wells and only six months of production.  This calculation does not take into account that the conveyance provided for a 50% interest in the PUD Wells and a 90% interest in the PDP Wells.  As a result, assuming the properties were conveyed to ECT during 2009, ECT would have been entitled to materially less than the full $3.6 million in revenues.  For comparative purposes, during 2011, the most recent year for which ECT has audited financial statements, ECT had royalty income of $34.8 million.  For the nine months ended September 30, 2012, ECT’s royalty income was $16.1 million.

We do not believe that replicating the financial data for the underlying properties for the year ended December 31, 2009 that was previously filed in ECT’s Registration Statement on Form S-1 would provide investors with meaningful information.  To the contrary, we believe that inclusion of this historic information in the S-3 Registration Statement has the potential to be confusing to investors.  The audited statement of historical revenues and direct operating expenses takes into account certain taxes, lease operating expense, field operation expenses, marketing fees and gathering and transportation fees that do not burden the royalty held by ECT and are excluded from ECT’s operating and financial results. Conversely, ECT’s Statements of Distributable Income include only general and administrative expenses that are not borne by the properties.  As a result, the two presentations do not provide investors with comparable data.  Furthermore, the Underlying Properties are not ECT’s predecessor as they are properties from which a royalty was conveyed to ECT, and ECT does not have a predecessor for which we can provide financial statements, given the undeveloped nature of the Underlying Properties at the time of the initial public offering in 2010. While we recognized the benefit of including the financial information for the Underlying Properties in the Registration Statement on Form S-1 for the initial public offering, given the lack of operating and reporting history for the Trust, we believe the benefit of that information or any updated information for the Underlying Properties, taken as a whole, has been eliminated by the availability of audited and unaudited financial statements of the Trust and by the lack of comparability between financial information reportable by the Underlying Properties and by the Trust.

United States Securities and Exchange Commission

January 16, 2013

Further, upon review other royalty trusts currently filing Exchange Act reports including VOC Energy Trust, SandRidge Mississippian Trust I, SandRidge Permian Trust, Chesapeake Granite Wash Trust and Enduro Royalty Trust, we noted that all of these trusts, except VOC Energy Trust, have reported only financial data for the trust itself from inception and not for any underlying properties or other data.  VOC Energy Trust included underlying properties financial data for the two year period prior to inception, but this was an outlier with respect to financial reporting for royalty trusts in general.  In light of financial reporting practices of comparable royalty trusts and because we believe that the inclusion of the underlying properties financial data would be confusing and not meaningful, we do not believe that it is necessary to provide the underlying properties financial data in the S-3 Registration Statement or in ECT’s Exchange Act reports.  It follows, then, that we would not update the underlying properties financial data for the quarter prior to the conveyance of the royalties to ECT (quarter ended March 31, 2010).  Further, ECT’s financial statements for the period ended June 30, 2010, filed in Form 10-Q, include ECT’s distributable income from its interests in the underlying properties for the period from April 1, 2010 to June 30, 2010, which eliminates any potential gap relative to the availability of financial information that may be relevant to current or prospective investors in ECT’s common units. Finally, we do not think it would be helpful to update the financial statements for the Underlying Properties on an audited basis through the date on which the royalties were conveyed to ECT, since we do not believe that the Underlying Properties are ECT’s accounting predecessor and because the financial results which they would reflect are immaterial in comparison to the current cash flows being generated by ECT.  We believe that ECT has provided the required and most relevant financial information in the S-3 Registration Statement and in its Exchange Act reports, incorporated by reference in the S-3 Registration Statement, and we believe this information is the most meaningful financial information for current and prospective investors in ECT’s common units. Further we believe the inclusion of financial data regarding the Underlying Properties prior to the conveyance of the royalties to ECT might be confusing rather than meaningful to investors because financial statements are not comparable and, therefore, do not provide current or potential investors with effective information from which to make a reasonable assessment of the current or future operations of the Trust.

Exhibits

Exhibit 5.1

3.                                      Please obtain and file a new opinion that addresses the following:

•                                          Opine on the due authorization and execution of the documents by ECA, in addition to the due incorporation and valid existence of ECA.

•                                          Revise to clarify that the assumptions listed as (iv) and (v) do not apply to the Trust as “each of the parties to the documents.”

•                                          Consider whether in paragraph 2, subject to paragraph 3, your counsel appropriately opines as to the non-assessibility of the trust units. Refer to Section II.B.1.b of Legality and Tax Opinions in Registered Offerings, Staff Legal Bulletin No. 19 (October 14, 2011).

United States Securities and Exchange Commission

January 16, 2013

RESPONSE:

We acknowledge the Staff’s comment and have included, as exhibit 5.2, a legal opinion of the West Virginia law firm of Goodwin & Goodwin, LLP, opining as to the due authorization and execution of the documents by ECA and the due incorporation and valid existence of ECA.  These opinions were not included in Richards, Layton & Finger, P.A.’s (“RLF”) opinion filed as exhibit 5.1 because RLF is not licensed to practice in West Virginia, the state of incorporation of ECA.

RLF has revised its option to clarify that the assumptions listed in (iv) and (v) do not apply to the Trust.  Finally, RLF is comfortable with its opinion regarding non-accessibility of the trust units.  RLF believes that its opinion is in compliance with Bulleting 19 as the opinion covers the non-assessibiltiy of the Common Units and the fourth paragraph of Section II.B.1.b of Bulletin 19 expressly provides for the language included in RLF’s opinion when the governing document of the entity, in this case the Amended and Restated Trust Agreement of ECT, provides for instances of possible payment by security holders.

Registration Statement on Form S-4

Exhibit 5.1

4.                                      Please address the concerns raised by comment 4 of this letter with respect to the legal opinion filed with the Form S-4.

RESPONSE:

We acknowledge the Staff’s comment and have also addressed the concerns raised by Comment 4 of the comment letter with respect to the legal opinions filed as exhibits to the S-4 Registration Statement.

United States Securities and Exchange Commission

January 16, 2013

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact David Palmer Oelman of Vinson & Elkins L.L.P. at (713) 758-3708 or Douglas V. Getten of Vinson & Elkins L.L.P. at (713) 758-2865.

Very truly yours,

ENERGY CORPORATION OF AMERICA

By:	/s/ Donald C. Supcoe
Donald C. Supcoe
Executive Vice President
& General Counsel

ECA MARCELLUS TRUST I

By: The Bank of New York Mellon Trust Company, N.A., as Trustee

By:	/s/ Mike J. Ulrich
Mike J. Ulrich
Vice President

Enclosures

cc:                                David Palmer Oelman, Vinson & Elkins L.L.P.

Douglas V. Getten, Vinson & Elkins L.L.P.

Tom Adkins, Bracewell & Giuliani LLP

Michael J. Ulrich, The Bank of New York Mellon Trust Company, N.A.